Filed pursuant to Rule 433 Registration Statement No. 333-180300-03 FINANCIAL PRODUCTS FACT SHEET (T339)

Offering Period: April 24, 2014 – May 22, 2014

3 Year U.S. Equity-Linked Autocallable Step-Up Note Linked to the S&P 500® Index
and the Russell 2000® Index

Return Profile

•	3 year U.S. Equity-Linked Autocallable Step-Up Note linked to the performance of the S&P 500® Index and the Russell 2000® Index.
•	If a Trigger Event occurs on any Review Date, the securities will be automatically redeemed and you will be entitled to receive a cash payment equal to the principal amount of securities you hold plus the Automatic Redemption Premium applicable to that Review Date.
•	If the securities are not automatically redeemed and a Knock-In Event does not occur, you will be entitled to receive the principal amount at maturity.
•	If the securities are not automatically redeemed and a Knock-In Event occurs, you will be fully exposed to any depreciation in the Lowest Performing Underlying.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

Terms

Issuer:	Credit Suisse AG ("Credit Suisse"), acting through one of its branches.
Trade Date:	Expected to be May 23, 2014.
Settlement Date:	Expected to be June 2, 2014.
Underlyings:	The S&P 500® Index and the Russell 2000® Index.
Automatic Redemption:

If a Trigger Event occurs on any Review Date, the securities will be automatically redeemed and you will be entitled to receive a cash payment equal to the principal amount of securities you hold plus the Automatic Redemption Premium applicable to that Review Date. Payment will be made in respect of such redemption on the corresponding Payment Date, and no further payments on the securities will be made.

Trigger Event:	Occurs if on a Review Date the closing levels of both Underlyings are equal to or greater than their respective Trigger Levels on that Review Date.
Trigger Level*:	For each Underlying, approximately 100% of the Initial Level of such Underlying.
Review Dates*:	Expected to be June 2, 2015, May 25, 2016 and the Valuation Date.
Payment Dates*:	Expected to be June 9, 2015, June 2, 2016 and the Maturity Date.
Automatic Redemption Premium:

For each $1,000 principal amount of securities you hold:

• Expected to be between $80 and $85* if a Trigger Event occurs on the first Review Date.

• Expected to be between $160 and $170* if a Trigger Event occurs on the second Review Date.

• Expected to be between $240 and $255* if a Trigger Event occurs on the third Review Date.

Knock-In Level*:	For each Underlying, approximately 70% of its Initial Level.
Knock-In Event:	Occurs if the Final Level of the Lowest Performing Underlying is less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Redemption Amount:	Subject to Automatic Redemption, Principal Amount * (1 + Underlying Return of the Lowest Performing Underlying).
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, if (a) a Knock-In Event occurs, then [(Final Level – Initial Level)/Initial Level]; or (b) a Knock-In Event does not occur, then zero.
Valuation Date:	May 25, 2017
Maturity Date:	June 2, 2017
CUSIP:	22547QMK9
*To be determined on the Trade Date.

Benefits

•	Reduced downside risk due to a 30% contingent buffer.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying(2)	Underlying Return of the Lowest Performing Underlying(2)	Redemption Amount per $1,000 Principal Amount (1)(2)
50%	N/A	N/A
40%	N/A	N/A
30%	N/A	N/A
20%	N/A	N/A
10%	N/A	N/A
0%	N/A	N/A
-10%	0%	$1,000
-20%	0%	$1,000
-30%	0%	$1,000
-40%	-40%	$600
-50%	-50%	$500
(1)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.
(2)	Assumes securities have not been automatically redeemed.

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount. If a Knock-In Event occurs, the Underlying Return of the Lowest Performing Underlying will be negative and you will be fully exposed to any depreciation in the Lowest Performing Underlying.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The Redemption Amount will be based on the Underlying Return of the Lowest Performing Underlying and, therefore, you will not benefit from the performance of any other Underlying.
•	The securities are exposed to the risk of fluctuations in the level of the Underlyings to the same degree for each Underlying.
•	You will not receive a gain on the securities unless the securities are automatically redeemed and, in such case, the appreciation potential of the securities will be limited to the applicable Automatic Redemption Premium.
(See "Additional Risk Considerations" on the next page.)

Product Summary

Horizon (months)	3 Years
Principal Repayment	Principal at Risk
Investment Objective	Income
Market Outlook	Neutral

FINANCIAL PRODUCTS FACT SHEET

Offering Period: April 24, 2014 – May 22, 2014

3 Year U.S. Equity-Linked Autocallable Step-Up Note

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary account without prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated April 23, 2014, Underlying Supplement dated July 29, 2013, Product Supplement No. U-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

You may access the pricing supplement related to the offering summarized herein on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000095010314002901/dp45875_424b2-t339.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.